Exhibit 99.6

Redco Consultores Mineros Ltda. Kennedy 5454, of 1304-1302, Santiago, Metro T: +56 22 3769840 info@redcoglobal.com www.redcoglobal.com

CERTIFICATE Of QUALIFIED PERSON

This certificate applies to the technical report entitled: “Preliminary Economic Assessment, Yauricocha Mine, Yauyos Province, Peru” prepared for Sierra Metals Inc. (the “issuer”) dated February 25, 2022, with an effective date of March 31, 2021 (the “Technical Report”).

I, Enrique Rubio, P.Eng. Mining, M.A.Sc., Ph.D., do hereby certify that:

1	I am a Principal Consultant with the firm REDCO Consultores Mineros (Chile) Ltd., with an office at 1304-1302- 5454 Av. Kennedy Street, Santiago, Chile..

2	I am a graduate with a B.Sc. degree in Mining Engineering from the Universidad de Chile 1996 and a M.A.Sc. (Applied Science) and Ph.D. from the University of British Columbia in 2002 and 2005 respectively. I have practiced my profession continuously since 1996, I have got my professional engineering certificate in 1998 from the Universidad de Chile. I have worked on mining projects in North and South America, Africa, Australia, Indonesia and Rusia, and I have extensive experience with base metal and precious metal mining projects such as the Yauricocha Mine. My 26 years of relevant experience includes academic activities and responsibilities in operations, mine design, mine planning, mining geomechanics and all aspects of mine engineering, mine management, and as a mining consultant and director of mining companies.

3	I am a Professional Engineer registered with the Instituto de Ingenieros de Minas de Chile. I am a Qualified Persson in the Comisión de Recursos y Reservas de Chile #255, also I am a registered associate of the Australasian Institute of Mining and Metallurgy # 308955.

4	I have several times visited Yauricocha operation since 2017, performing reviews and auditing of several aspects related to mining reserves, operation performance and caving related aspects of the mine.

5	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6	I am independent of the issuer as defined in Section 1.5 of NI 43-101.

7	I accept professional responsibility for Sections 15, 16, 21, 22 and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

8	I have previously authored sections of the technical report entitled “Preliminary Economic Assessment, Yauricocha Mine, Yauyos Province, Peru” with an effective date of July 31st 2017.

9	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the portions of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portions of the Technical Report not misleading.

10	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Dated this 2nd day of March 2022, in Santiago, Región Metropolitana, Chile.

Redco Consultores Mineros Ltda. Kennedy 5454, of 1304-1302, Santiago, Metro T: +56 22 3769840 info@redcoglobal.com www.redcoglobal.com

“original signed” ____________________________ Enrique Rubio, B.Sc., P. Eng. Mining, M.A.Sc, Ph.D. Principal Consultant (Mining) REDCO Consultores Mineros (Chile) Ltda.

Redco Consultores Mineros Ltda. Kennedy 5454, of 1304-1302, Santiago, Metro T: +56 22 3769840 info@redcoglobal.com www.redcoglobal.com

Project Number: PE_22_14

Vancouver, B.C.

To:	Ontario Securities Commission

Alberta Securities Commission

Autorite des Marches Financiers

British Columbia Securities Commission

United States Securities and Exchange Commission

CONSENT OF QUALIFIED PERSON

I, Enrique Rubio, P.Eng. Mining, M.A.Sc., Ph.D., P.Eng, do hereby consent to the public filing by Sierra Metals Inc. (the “Company”) of the technical report prepared in accordance with NI 43-101, titled “Preliminary Economic Assessment, Yauricocha mine, Yauyos Province, Perú” with an effective date of March 31st, 2021 (the “Technical Report”).

I also consent to the use of extracts from, or a summary of, the Technical Report in the Company’s press release dated January 20, 2022 (the “Press Release”).

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this day of March 2nd, 2022.

[“original signed”]

Enrique Rubio, P. Eng. Mining, Ph.D.
Principal Consultant - Mining